UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

COST-U-LESS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

221492101

(CUSIP Number)

Leo Charriere

NWC (US) HOLDINGS, INC.

77 Main Street

Winnipeg, MB

Canada RC3 2R1

(800) 782-0391

(Name, address and telephone number of person authorized to receive notices and communications)

August 27, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [______________]

13D

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NWC (US) HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 0
REPORTING PERSON WITH	8	SHARED VOTING POWER 1,125,506
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,506
12
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.12%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. [______________]

13D

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NORTH WEST COMPANY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 0
REPORTING PERSON WITH	8	SHARED VOTING POWER 1,125,506
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,506
12
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.12%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. [______________]

13D

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NORTH WEST COMPANY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS B, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 0
REPORTING PERSON WITH	8	SHARED VOTING POWER 1,125,506
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,506
12
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.12%
14	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Shares”), of Cost-U-Less, Inc (“Cost-U-Less”). The address of the principal executive office of Cost-U-Less, Inc. is 3633 136th Place SE, Suite 100, Bellevue, Washington, 98006.

Item 2. Identity and Background.

This Schedule 13D is filed by NWC (US) Holdings, Inc., a Delaware corporation (“NWC” or the “Reporting Person”) and wholly owned subsidiary of North West Company Holdings, Inc., a wholly owned subsidiary of North West Company Fund. The address of the principal business and principal office of the Reporting Person is 77 Main Street, Winnipeg, MB, Canada, RC3 2R1. North West Company Fund is a retailer of food and everyday products and services to rural communities and urban neighborhoods across Alaska and Canada.

The name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of the Reporting Person is set forth in Schedule I hereto.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such items.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of the Merger Agreement (as defined and described in Item 4 below), the aggregate merger consideration is approximately $52,200,000, payable in cash. The source of funds for the cash consideration will be working capital and proceeds from existing bank lines of credit of NWC's parent, The North West Company Fund.

Item 4. Purpose of Transaction.

On August 27, 2007, NWC announced that it had entered into a definitive Agreement and Plan of Merger by and among Cougar Acquisition Corporation, a Washington corporation (“Merger Sub”) and wholly owned subsidiary of NWC, and Cost-U-Less, dated as of August 27, 2007 (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into Cost-U-Less (the "Merger"). Cost-U-Less will continue as the surviving corporation.

As a result of the Merger, each Share will be converted into the right to receive merger consideration as provided for in the Merger Agreement. The aggregate consideration paid in the transaction will consist of approximately $52,200,000 in cash representing approximately 100% of the current value of the aggregate merger consideration. The transaction values the Shares at $11.75 per share.

Consummation of the Merger is subject to customary conditions. A copy of the Merger Agreement is incorporated herein by reference from Cost-U-Less, Inc.’s Form 8-K filed August 28, 2007.

In connection with the Merger Agreement, NWC (US) Holding entered into a separate voting agreement with each of Jeffery Meder, Gary Nettles, Advisory Research, Inc., Chadwick Capital Management, and Delafield Hambrecht

collectively, the "Shareholders") each dated as of August 27, 2007 (collectively, the "Voting Agreements"), pursuant to which the Shareholders agreed, among other things, (i) to vote all of the Shares owned beneficially or held of record by it in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof, (ii) to vote against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Cost-U-Less contained in the Merger Agreement, and (iii) to not transfer, sell, exchange, pledge or otherwise dispose of or encumber the Shares prior to the expiration of such Voting Agreement. The Voting Agreements will terminate upon the termination of the Merger Agreement. A copy of the Voting Agreements are included herein as Exhibits 2 through 6.

Item 5. Interest in Securities of the Issuer.

By virtue of the Voting Agreement, NWC may be deemed to share with the Shareholders the power to vote the 1,125,506 Shares subject to the Voting Agreement representing approximately 26.12%of the 4,309,759 Shares outstanding as of August 27, 2007, as represented by Cost-U-Less in the Merger Agreement. NWC expressly disclaims any beneficial ownership of the Shares subject to the Voting Agreement.

Other than as set forth in this Schedule 13D and other than Shares in trust accounts, managed accounts and the like or Shares held in satisfaction of a debt previously contracted, as of the date hereof (i) neither NWC nor, to the knowledge of NWC, any subsidiary or affiliate of NWC or any of NWC's executive officers or directors beneficially own any Shares and (ii) there have been no transactions in the Shares effected during the past 60 days by NWC nor, to the knowledge of NWC, by any subsidiary or affiliate of NWC or any of NWC's executive officers or directors.

Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

EXHIBIT	DESCRIPTION

1

Agreement and Plan of Merger, dated as of August 27, 2007, by and among NWC (US) Holding, Inc., Cougar Acquisition Corporation, and Cost-U-Less, Inc. (incorporated by reference to Cost-U-Less, Inc.’s Form 8-K dated August 28, 2007).

2	Voting Agreement, dated as of August 27, 2007, between NWC (US) Holding, Inc. and Jeffery Meder.

3	Voting Agreement, dated as of August 27, 2007, between NWC (US) Holding, Inc. and Gary Nettles.

4	Voting Agreement, dated as of August 27, 2007, between NWC (US) Holding, Inc. and Advisory Research, Inc.

5	Voting Agreement, dated as of August 27, 2007, between NWC (US) Holding, Inc. and Chadwick Capital Management.

6	Voting Agreement, dated as of August 27, 2007, between NWC (US) Holding, Inc. and Delafield Hambrecht.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

September 5, 2007

Date

/s/ Leo Charriere

Signature

Leo Charriere

Name (Typed)

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1

Agreement and Plan of Merger, dated as of August 27, 2007, by and among NWC (US) Holding, Inc., Cougar Acquisition Corporation, and Cost-U-Less, Inc. (incorporated by reference to Cost-U-Less, Inc.’s Form 8-K dated August 28, 2007).

2	Voting Agreement, dated as of August 27, 2007, between NWC (US) Holding, Inc. and Jeffery Meder.

3	Voting Agreement, dated as of August 27, 2007, between NWC (US) Holding, Inc. and Gary Nettles.

4	Voting Agreement, dated as of August 27, 2007, between NWC (US) Holding, Inc. and Advisory Research, Inc.

5	Voting Agreement, dated as of August 27, 2007, between NWC (US) Holding, Inc. and Chadwick Capital Management.

6	Voting Agreement, dated as of August 27, 2007, between NWC (US) Holding, Inc. and Delafield Hambrecht.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF NWC (US) HOLDINGS, INC.

The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Each such person is a U.S. citizen, and, unless otherwise indicated, the business address of each such person is 77 Main Street, Winnipeg, MB, Canada, RC# 2R1.

NWC (US) Holdings Inc.
Name and Business Address	Office	Present Principal Occupation or Employment	Citizenship
Edward S. Kennedy 77 Main Street, Winnipeg, MB R3B 2R1	Director	President & Chief Executive Officer, The North West Company	Canadian
Rex A. Wilhelm 550 West 64th Street, Anchorage, AK 99518-1720	Director	President, Alaska Commercial Company
Léo P. Charrière 77 Main Street, Winnipeg, MB R3B 2R1	Director	Executive Vice-President & Chief Financial Officer, The North West Company	Canadian
Henry J. Baldwin II 550 West 64th Street, Anchorage, AK 99518-1720	Director	Vice-President Human Resources & Logistics, Alaska Commercial Company
Walter E. Pickett 550 West 64th Street, Anchorage, AK 99518-1720	Director	Vice-President Store Operations, Alaska Commercial Company
Benjamin C. Piatt 550 West 64th Street, Anchorage, AK 99518-1720	Director	Vice President Market Development, Alaska Commercial Company
Edward S. Kennedy 77 Main Street, Winnipeg, MB R3B 2R1	Officer	Executive Officer, The North West Company	Canadian
Rex A. Wilhelm 550 West 64th Street, Anchorage, AK 99518-1720	Officer	Executive Officer, Alaska Commercial Company
Léo P. Charrière 77 Main Street, Winnipeg, MB R3B 2R1	Officer	Executive Officer, The North West Company	Canadian
Henry J. Baldwin II 550 West 64th Street, Anchorage, AK 99518-1720	Officer	Executive Officer, Alaska Commercial Company
Walter E. Pickett 550 West 64th Street, Anchorage, AK 99518-1720	Officer	Executive Officer, Alaska Commercial Company
Benjamin C. Piatt 550 West 64th Street, Anchorage, AK 99518-1720	Officer	Executive Officer, Alaska Commercial Company
John D. King 77 Main Street, Winnipeg, MB R3B 2R1	Officer	Executive Officer, The North West Company	Canadian
Reinhard Sedlacek 77 Main Street, Winnipeg, MB R3B 2R1	Officer	Director, Treasury Services, The North West Company	Canadian

North West Company Fund
Name and Business Address	Office	Present Principal Occupation or Employment	Citizenship
Ian Sutherland 77 Main Street, Winnipeg, MB R3C 2R1	Trustee	Chairman, North West Company Fund	Canadian
Edward S. Kennedy 77 Main Street, Winnipeg, MB R3C 2R1	Trustee	President & Chief Executive Office, The North West Company	Canadian
David G. Broadhurst 425 Walmer Road, Toronto, ON M5P 2X9	Trustee	President, Poynton Investments Limited	Canadian
Frank J. Coleman 26 Caribou Road, Corner Brook, NF A2H 6E8	Trustee	President & Chief Executive Officer, Coleman Group of Companies	Canadian
Wendy F. Evans 146 Dawlish Avenue, Toronto, ON M4N 1H5	Trustee	President, Evans and Company Consultants Inc.	Canadian
R. J. (Bob) Kennedy 4-2130 Notre Dame Avenue, Winnipeg, MB R3H 0K1	Trustee	Chief Executive Officer, WiBand Communications Corp.	Canadian
Gary L. Lukassen 3230 Sir John’s Homestead, Mississauga, ON L5L 2P1	Trustee	Corporate Director	Canadian
Keith G. Martell 224-4th Avenue South, Saskatoon, SK S7K 5M5	Trustee	Chairman, First Nations Bank of Canada	Canadian
James G. Oborne Suite 808, 167 Lombard Avenue, Winnipeg, MB R3B 0V3	Trustee	Chairman, Westgate Capital Management Corp.	Canadian
H. Sanford (Sandy) Riley 3100 – One Lombard Avenue, Winnipeg, MB R3B 0H3	Trustee	President & Chief Executive Officer, Richardson Financial Group Limited	Canadian
North West Company Holdings, Inc.
Name and Business Address	Office	Present Principal Occupation or Employment	Citizenship
Edward S. Kennedy 77 Main Street, Winnipeg, MB R3C 2R1	Director	President & Chief Executive Officer, The North West Company	Canadian
Léo P. Charrière 77 Main Street, Winnipeg, MB R3C 2R1	Director	Executive Vice-President & Chief Financial Officer, The North West Company	Canadian
John D. King 77 Main Street, Winnipeg, MB R3C 2R1	Director	Vice-President Finance & Secretary, The North West Company	Canadian
Edward S. Kennedy 77 Main Street, Winnipeg, MB R3C 2R1	Officer	Executive Officer, The North West Company	Canadian
Léo P. Charrière 77 Main Street, Winnipeg, MB R3C 2R1	Officer	Executive Officer, The North West Company	Canadian
John D. King 77 Main Street, Winnipeg, MB R3C 2R1	Officer	Executive Officer, The North West Company	Canadian